June 19, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director
Lilyanna Peyser, Special Counsel
Scott Anderegg, Staff Attorney

Regarding:	Arch Therapeutics, Inc.
Registration Statement on Form S-1, as amended
Initially filed March 21, 2014, as amended on May 5, 2014 and on the date hereof
File No. 333-194745

Dear Ms. Ransom:

This letter is in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Arch Therapeutics, Inc. (the “Company”) dated June 4, 2014, with respect to the Registration Statement on Form S-1 (File No. 333-194745) initially filed by the Company on March 21, 2014 and as amended on May 5, 2014 (as amended, the “Registration Statement”). For convenience and unless expressly noted otherwise, the text of each of the Staff’s comments appears in this letter in boldface type, with the Company’s response immediately below each comment in regular type and with the text of revised disclosure included in Amendment No. 2 to the Registration Statement filed with the Commission on the date hereof in italicized type. Capitalized terms used in the Company’s responses and not defined herein have the meanings given to them in the Registration Statement.

General

1.	We note your response to comment 2 in our letter dated April 18, 2014. It continues to appear that the subject transaction is appropriately characterized as a primary offering, for reasons including the limited number of shareholders who are registering large numbers of shares relative to the number of shares owned by non-affiliates. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. Alternatively, substantially reduce the size of the offering, in particular the number of shares being offered by Cranshire Capital Master Fund, Ltd., Anson Investments Master Fund, Ltd., Capital Ventures International and Heng Hong Ltd.

Response:

After further discussion with the Staff of the issues raised in this comment, we understand that the Staff will not object to the Company’s registration of the offering contemplated by the Registration Statement as a secondary offering for purposes of Rule 415 under the Securities Act of 1933.

After consideration of the Staff’s comment, please note that Amendment No. 2 to the Registration Statement, as filed with the Commission on the date hereof, reduces the size of the offering by 15,048,000 shares of common stock. As a result, Amendment No. 2 to the Registration Statement registers 45,600,000 shares of the Company’s common stock (11,400,000 shares of common stock issued upon the closing of the Private Placement Financing and the 34,200,000 shares of common stock underlying the Warrants issued in the Private Placement Financing) for resale by the selling securityholders.

2.	We note your response to comment 9 in our letter dated April 18, 2014. In an appropriate place in your prospectus please provide the information you provided in your response.

Response:

In response to the Staff’s comment, the Company has included the following disclosure in the prospectus under the heading “Selling Securityholders”:

We have also been advised by each of Anson and Capital Ventures International that each such selling securityholder has an existing short position in the Company’s common stock as of the date of this prospectus. Anson has informed the Company that it entered a short position on each of February 28, 2014 and March 3, 2014, and Capital Ventures International has informed the Company that it entered a short position on each of February 4, 2014 and February 5, 2014. Each of Anson and Capital Ventures International has informed the Company that its short positions were entered after the public announcement of the Private Placement Financing and before the initial filing of this registration statement. Additionally, Cranshire Master Fund and Equitec have advised us that, although specific trading information (including short sales and short positions) of each such entity is confidential and proprietary information, it is the policy of each of Cranshire Master Fund and Equitec to comply with applicable laws related to short sales and applicable laws related to the registration requirements to the extent applicable to resales or other transfers of the securities acquired by such entity in the Private Placement Transaction.

Summary, page 3

3.	Please revise your disclosure to highlight the fact that your current stockholders will experience dilution upon the exercise of the warrants issued in connection with the Private Placement Financing and provide some indication of the magnitude of such dilution. In addition, please revise the heading of the risk factor “If we issue additional shares in the future, our existing shareholders will be diluted” to clarify that this includes shares to be issued upon exercise of the warrants issued in connection with the Private Placement Financing.

Response:

In response to the Staff’s comment, the Company has revised the heading of this risk factor to read as follows: “If we issue additional shares in the future, including issuances of shares upon exercise of the Warrants, our existing stockholders will be diluted.” Additionally, the Company has included the following additional disclosure in the prospectus under the heading “Summary—The Private Placement”:

Our existing stockholders will experience dilution upon any exercise of the Warrants issued in the Private Placement Financing. Such Warrants are currently exercisable for an aggregate of 34,200,000 shares of our common stock, which, assuming no adjustments to and the full exercise of the Warrants and no other issuances of our common stock, would equal approximately 32% of our then-issued and outstanding common stock.

The Offering, page 8

4.	You revised your disclosure to indicate that the selling securityholders are offering 45,600,000 shares of common stock, but it appears that they are offering 60,648,000 shares. Please advise or revise.

Response:

In response to the Staff’s comment and in light of the response to comment 1 above, the Company has revised the disclosure under the heading “The Offering” and elsewhere in the prospectus to reflect that the selling securityholders are offering an aggregate of 45,600,000 shares of common stock under this prospectus.

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Selling Securityholders, page 26

5.	Various footnotes to the table indicate that the table does not reflect specific amounts of shares issuable to the selling securityholders that would cause such holders to have holdings above the 4.9% cap contained in the warrant agreements. Please revise such language to clarify that this is this case for information in the table other than in the second column.

Response:

The Company respectfully notes to the Staff that the disclosure in both the second column and the fourth column of this table is presented without regard to the 4.9% ownership cap contained in the warrant agreements. As a result and in response to the Staff’s comment, the Company has revised the disclosure in the paragraph preceding, and the footnotes to, the selling securityholder table to clarify that the amounts of shares issuable to the selling securityholders that would cause such holders to have holdings above the 4.9% ownership cap contained in the warrant agreements have been excluded from all columns of the table other than the second and fourth columns.

6.	We note your response to comment 17 in our letter dated April 18, 2014. Please disclose the relationship between Mr. Dhillon and Dr. Dhillon, as it appears to be a “material relationship” between a selling securityholder and an affiliate of the company. Refer to Item 507 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has included the following additional disclosure in footnote (10) of the table included in the prospectus under the heading “Selling Securityholders”:

Mr. Dhillon is the nephew of Dr. Avtar Dhillon, the Chairman of our Board of Directors, and also serves as the President and Chief Executive Officer of a company for which Dr. Avtar Dhillon serves as a director.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 70

7.	We note your response to comment 25 in our letter dated April 18, 2014. Please revise footnote 4 or the introductory language to this table to clarify that the table is presented taking into account the 4.9% ownership cap to which Cranshire Capital Master Fund, Ltd. and Equitec Specialists, LLC are subject. In addition, according to the Selling Securityholders table, it appears that each of Anson Investments Master Fund, Ltd., Capital Ventures International and Heng Hong Ltd. beneficially owns at least 5% of the outstanding stock of the company; please revise this table accordingly or tell us why such disclosure is not required.

Response:

In response to the Staff’s comment, the Company has revised the introductory language to this table to clarify that the table is presented after taking into account the 4.9% ownership cap to which Cranshire Capital Master Fund, Ltd., Equitec Specialists, LLC and all other investors in the Private Placement Financing are subject.

With respect to each of Anson Investments Master Fund, Ltd., Capital Ventures International and Heng Hong Ltd., those parties are not included in this table because they do not hold or have the right to acquire more than 4.9% of the Company’s outstanding shares of common stock, as a result of the 4.9% ownership cap contained in the Warrants. These investors did not acquire a sufficient number of shares of common stock directly issued in the Private Placement Financing to surpass 5.0% of the Company’s outstanding common stock. On the other hand, Cranshire Master Fund and Equitec collectively acquired a sufficient number of shares of common stock directly issued in the Private Placement Financing (4,000,000 shares) to surpass 5.0% of the Company’s outstanding common stock without taking into account any of the shares underlying their Warrants, and therefore the parties with beneficial ownership of such shares (CCA and Mr. Kopin) are required to be included in this table. The introductory language to this table has been revised to clarify that the table (a) includes such investors in the Private Placement Financing (or such other parties that beneficially own the securities held of record by such investors) that beneficially own more than 5% of the Company’s common stock taking into account the 11,400,000 shares that were directly issued in such financing (but, due to the 4.9% ownership cap, without taking into account any of the shares underlying the Warrants), and (b) excludes such investors in the Private Placement Financing that would only beneficially own more than 5% of our common stock in the absence of the 4.9% ownership cap included in the Warrants.

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Consolidated Financial Statements, page F-1

Consolidated Statement of Changes in Stockholders’ Equity (Deficit), page F-5

8.	We note that the total proceeds received from the issuance of common stock and warrants on July 3 and August 30 excludes the par value of the common shares issued. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the Consolidated Statement of Changes in Stockholders’ Equity (Deficit), page F-5, to include the par value of the shares of common stock issued related to the total proceeds received from the issuance of common stock and warrants on July 3 and August 30. This change will also be incorporated in the Company’s future filings with the SEC that include these financial statements.

9.	We reviewed your response to comment 30 in our letter dated April 18, 2014 and the revisions to your disclosure. Please tell us who held the 26,330,000 shares in Almah that were cancelled after the 11 to 1 stock split and provide us a summary of who owned the 41,500,000 shares outstanding immediately before the Merger.

Response:

In response to the Staff’s comment, holders of the 26,330,000 shares in Almah that were cancelled after the 11 to 1 stock split were as follows:

Europa Capital A.G.

Brian Power

Martin Burke

Hallcourt Securities, Inc.

Edward Grace

In addition, the holders of the 41,500,000 shares in Almah that were outstanding immediately before the Merger were as follows:

Twelve Pin Partners (which is controlled by Terrence W. Norchi, MD)

Avtar Dhillon, MD

Punit Dhillon

Maria Santos Singh

Kamilla Bjorlin

Shares held in “street name”

10.	We reviewed your response to comment 31 in our letter dated April 18, 2014 and the revisions to your disclosure. Please tell us whether the number of shares of common stock issued to Dr. Norchi and Dr. Dhillon in exchange for their ABS shares is included in the number of shares outstanding as of September 30, 2012. If not, please tell us why. In addition, it appears that the shareholders of Almah retained 41,500,000 shares in the combined entity and that the shareholders and convertible note holders of ABS received 14,645,237 shares in exchange for their ABS shares and convertible debt. As such, it appears that the shareholders of Almah as group retained a controlling interest in the combined entity. Please tell us how you determined that ABS was the accounting acquirer. Refer to ASC 805-10-25-4 and ASC 805-10-55-11 through ASC 805-10-55-15 for guidance.

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Response:

In response to the Staff’s comment, Dr. Norchi and Dr. Dhillon’s shares of common stock are included in the number of shares outstanding as of September 30, 2012. Additionally, the Company respectfully submits the following information regarding the Merger (as later defined), which is included in various filings made by the Company on Forms 8-K from the period April 2013 through June 2013. An analysis of the transaction in relation to the literature follows this background, per the request of the Staff.

On April 19, 2013, Almah, Inc., a Nevada corporation (the “Company” or “Almah”), entered into a binding Letter of Intent (the “LOI”) with Arch Therapeutics, Inc., a Massachusetts company (“Arch”, also known as “Arch Biosurgery, Inc.” or “ABS”), in connection with a proposed acquisition of Arch by the Company, whereby the Company would acquire all of the issued and outstanding capital stock and convertible notes and warrants of Arch (the “Merger”). Prior to the Merger, the Company was a public reporting “shell company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. Prior to the Merger, Arch operated as a development stage life sciences company. As a result of the Merger, Arch became a fully owned subsidiary of the Company and continues to operate as a development stage life sciences company and represents essentially all of the assets of the consolidated Company.

Effective April 23, 2013, changes in management structure and board composition were completed in full contemplation of the Merger and the Merger Agreement. The Company received the resignation of Mr. Joey Power, as a member of the Company’s Board of Directors, President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Secretary and Treasurer of the Company. Also effective April 23, 2013, the Company appointed Terrence W. Norchi, M.D. and Avtar Dhillon, M.D. as members of the Company’s Board of Directors. In addition, also effective April 23, 2013, Dr. Norchi was appointed as President, Chief Executive Officer, Interim Chief Financial Officer, Chief Accounting Officer, Secretary and Treasurer of the Company, to fill the current vacancies created by Mr. Power’s resignations from the foregoing positions. Drs. Norchi and Dhillon held similar management and director positions with Arch.

The LOI detailed that the terms and conditions of the Merger were to be set forth in a formal definitive agreement on or before April 29, 2013. Prior to execution of the Agreement and Plan of Merger (the “Merger Agreement”), and as part of the deliberations contemplating the Merger Agreement, on May 10, 2013 Arch agreed to amend the terms of its existing convertible notes to provide for automatic conversion of such notes and extinguishment of the related warrants concurrently with the closing of the Merger.

On May 24, 2013, upon approval from the Financial Industry Regulatory Authority (“FINRA”), the Company affected an 11 for 1 forward stock split by way of a stock dividend, of all of its issued and outstanding shares of common stock (the “Stock Split”). The Stock Split increased the number of the Company’s issued and outstanding common stock to 43,560,000 shares, inclusive of Drs. Norchi and Dhillon’s shares, from the then current 3,960,000 shares. The Stock Split did not affect the number of the Company’s authorized common stock or its par value, which remained at 300,000,000 and $0.001 par value per share, respectively.

The executed Merger Agreement stipulated that a subsidiary created solely to affect the transaction (“MergerSub”) would merge with and into Arch, with Arch surviving the Merger upon the terms and subject to the conditions set forth in the Merger Agreement. The Company acquired all of the issued and outstanding capital stock and convertible notes and warrants of Arch. The Merger was consummated on June 26, 2013 in accordance with the Merger Agreement.

ASC 805-10-25-4 requires that one of the combining entities in each business combination be identified as the accounting acquirer. ASC 805-10-25-5 indicates that the acquirer should be determined in accordance with the guidance in ASC 805-10-55-11 through 55-15 when it is unclear through other guidance which entity is considered the accounting acquirer. Per ASC 805-10-20, the acquirer is the entity that obtains control of the acquiree.

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 The Company analyzed the guidance in ASC 805-10-55-11 through 55-15 during its determination of the substance of the transaction to reach a conclusion with respect to identifying the accounting acquirer. The Company noted that if a business combination is effected primarily by the exchange of equity interests, which was the case in this transaction, then the entity that issues its equity interests is usually the acquirer. In this transaction, the original shareholders of Almah did not retain control of the combined entity. Furthermore, Dr. Norchi, had been Arch’s long time President, Chief Executive Officer and Director, and it was fully contemplated that he would retain similar roles in the Company. Likewise, Dr. Dhillon, had been Arch’s long time Director, and it was fully contemplated that he would retain a similar role in the Company. Both Drs. Dhillon and Norchi became shareholders in Almah after the Merger Agreement was executed and before the Merger was consummated. As such, management considered the additional factors provided in ASC 805-10-55-11 through 55-15.

Considering the events that occurred during the negotiations relative to the transaction, the investors and shareholders of Arch prior to consummation of the Merger, and not the shareholders of the Company:

•	retained the largest portion of voting rights in the combined entity;

•	retained the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity; and

•	comprised the management and directors of the combined entity.

In addition, Arch was a considerably larger entity than the Company, given the Company’s status as a shell company. Lastly, MergerSub was created solely to affect the transaction, and was determined not to be the acquirer in the business combination.

As a result of this analysis, we concluded that the Merger represented a Reverse Merger, as defined in ASC 805-10-20. Arch obtained control of the consolidated entity and therefore was deemed to be the accounting acquirer in the transaction.

Consolidated Statements of Cash Flows, page F-6

11.	Please show us how to reconcile the change in accrued interest payable for fiscal 2013 to the non-cash and cash interest transactions presented in the statement. In doing so, please tell us (i) the nature of the non-cash interest expense on convertible notes payable and related party note payable and (ii) the amount of accrued interest included in the exchange of convertible notes and related accrued interest for common stock presented in supplemental disclosure of cash flow information and non-cash financing activities.

Response ($’s in thousands):

In response to the Staff’s comment, the Company had issued short and long term convertible notes as of September 30, 2012 of $1,395, $105 and $235. During the fiscal year 2013 the Company received additional proceeds from the issuance of convertible debt of $250. This resulted in total convertible debt of $1,985 as of June 26, 2013. At the date of the Merger, the convertible debt and related accrued interest of $485 were converted into common stock for a value of $2,470 as follows:

($’s in thousands)
Current maturities of convertible notes payable	$1,395
Current maturities of convertible notes payable – related parties	$105
Convertible notes payable net of current maturities	$235
Convertible debt issued during fiscal 2013	$250
Accrued interest on convertible notes	$485

Common stock conversion	$2,470

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The following sets forth a roll-forward of accrued interest:

Accrued interest at September 30, 2012	$475
Interest expense on notes - fiscal 2013	$108
Interest paid - fiscal 2013	$(98)
Accrued interest converted into common stock	$(485)

Accrued interest at September 30, 2013	$0

Exhibit 5.1

12.	We note the revisions to your opinion in response to comment 34 in our letter dated April 18, 2014, however it is unclear to which shares the defined term “Warrant Shares” refers. Please revise.

Response:

In response to the Staff's comment, the Company has obtained a revised opinion from counsel that clarifies the shares to which the defined term “Warrant Shares” refers. This opinion has been filed as Exhibit 5.1 to the amendment to the Registration Statement.

* * * * * * *

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We appreciate your time and attention to the responses to the Staff’s comments set forth in this letter and in Amendment No. 2 to the Registration Statement, filed with the Commission on the date hereof. Please direct any comments or inquiries regarding the foregoing to me at 617-395-1397 (telephone) or twn@archtherapeutics.com (email).

Very truly yours,

/s/ Terrence W. Norchi, M.D.
Name: Terrence W. Norchi, M.D.
Title: President and Chief Executive Officer

cc:         Steven G. Rowles, Esq., Morrison & Foerster LLP

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